SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. (Corporate Tax Registration) No. 06.164.253/0001-87
N.I.R.E. (Companies Registrar) No.35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON AUGUST 5, 2004

Date, Hour and Place of the Meeting: August 5, 2004, at 9:00 a.m., at Rua Tamoios, No. 246, térreo, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo Attendance: According to the Attendance List, the Board members attended the Meeting and reached a quorum sufficient for deliberations, and the Company’s Committee members also invited, attended the Meeting. Presiding Board: Mr. Constantino de Oliveira Jr., as Chair of the meeting, invited me, Henrique Constantino to be the Secretary. Call: A call was made in writing on both July 7, 2004 and July 14, 2004. Agenda: To deliberate on (i) recommendations made by the Committees; (ii) a schedule for the Board of Directors’ Meeting; (iii) the Company’s Cash Management Policy; (iv) the Company’s Share Trading Policy; (v) the Company’s Corporate Governance; and (vi) the establishment of a Company subsidiary. Resolutions: After necessary clarifications: (i) members of the Company’s Committees attending the meeting submitted the following recommendations. (a) The Audit Committee recommended to the Board the approval of the Company’s financial statements related to the second quarter of 2004, and the Board approved it by unanimous vote. Therefore, the financial statements mentioned above, duly approved and initialed by the Presiding Board shall have a copy filed at the Company’s headquarters and shall be disclosed within the legal term. (b) The Corporate Governance and Nomination Committee submitted to the Board alternatives for the appointment of independent Board members. After defining this alternative, the Board approved by unanimous vote the names submitted by the Corporate Governance and Nomination Committee and requested these names be considered for election as independent Board members. In this regard, a call for an Extraordinary General Meeting was approved by unanimous vote to be held on August 27, 2004 at 08:00 a.m., under the terms of Article 16, item “d”, of the by-laws to resolve this matter. The Corporate Governance and Nomination Committee also submitted for the Board’s approval (b1) the Company’s Ethics Code, and (b2) the Manual of Disclosure and Use of Information and Company’s Securities Trading Policy. The first document (item “b1”) was already approved by unanimous vote and initialed by the Presiding Board, which is now an integral part hereof referred to as Doc. 1 and shall have a copy registered jointly with these Minutes. Referring to the second document (item “b2”), this shall be the focus of future deliberations. (c) The Hedge Policy Committee recommended the Board amend the Committee’s name, from “Hedge Policy Committee”to “Risk Policy Committee”. The Board approved this amendment by unanimous vote, as well as further modification of its Internal Regulation, by adjusting it to the amendment resolved herein. The Risk Policy Committee also submitted the Company’s Cash Management Policy to the Board, which shall be the focus of future deliberations. (ii) the Board members decided to approve the performance of two (2) Board of Directors Meetings in 2004, on November 5, 2004 and December 21, 2004, both of them at 09:00 a.m..(iii) the Company’s Cash Management Policy, submitted by the Risk Policy Committee, was approved by the Board by majority vote, and the document initialed by the Presiding Board shall have a copy filed at the Company’s headquarters. The document shall not be registered in view of its confidentiality; (iv) the Manual of Disclosure and Use of Information and Company’s Securities Trading Policy, submitted by the Corporate Governance and Nomination Committee, was approved by unanimous vote and initialed by the Presiding Board. This document is now an integral part of these Minutes hereof referred to as Doc. 2 and shall have a copy registered jointly with them. (v) the Company’s attorneys made a brief presentation of the Corporate Governance project developed up till now, pointed out the phases concluded and made some suggestions for the next measures. (vi) the establishment of a Company subsidiary was approved by unanimous vote, under the terms of Article 16, item “j”, of the by-laws. An allowance of ten thousand Reais (R$10,000.00) was approved for related general expenses and payment of initial capital of this subsidiary. Adjournment of the Meeting and Writing of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned long enough to write these present Minutes. After reopening the Meeting, the Minutes were read and checked by those attending, who signed this document.

I declare this is a true and complete copy of the Minutes drawn up as set forth in the company records.

São Paulo, August 5, 2004

_____________________________	_________________________
Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 05, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.